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EXPECT LACE | Lingerie

Inclusive Intimate Apparel Company offering sizes 30A-42J

4403 Main St.
Philadelphia, PA 19127
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This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.5× for the next $50,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
EXPECT LACE | Lingerie is seeking investment to expand by opening a second store location and launching our own private label brand. This strategic move will enable us to capture a broader market share and enhance our brand's presence, ultimately driving increased revenue and profitability. Your investment will fuel our growth and contribute to the success of this exciting expansion endeavor.
Adding A LocationExpanding LocationGenerating Revenue
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INVESTOR PERKS

EXPECT LACE | Lingerie is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Your Special Code! Invest $1,000 or more to qualify. Unlimited available

With your personalized promo code, you'll have the power to shop our online store and enjoy 15% off your purchase. *Code will last for one year

Exclusive VIP ACCESS for you and a plus one! Invest $2,000 or more to qualify. 25 of 25 remaining

Be the first to shop at our new location and be the first to shop our first collection.

OUR MISSION + SERVICES WE OFFER

At Expect Lace, our mission is to redefine the lingerie shopping experience by providing an inclusive and diverse range of premium intimate wear catering to every body type and style. Our signature service, complimentary bra fittings, epitomizes our commitment to ensuring the perfect fit for every woman. Our inviting in-store atmosphere and knowledgeable staff, equipped with continuous training, create a supportive environment where customers can explore, learn, and embrace their unique preferences.

We value our team immensely, providing generous pay and fostering a positive work culture, all to ensure a commitment to exceptional customer service in-store and beyond. With a rich background in the intimate apparel industry, we are dedicated to offering personalized guidance and quality products, ensuring that every visit to Expect Lace is a step towards self-expression, empowerment, and unparalleled satisfaction.

PRESS
Expect Lace | Best of Intima

Featured as one of the Best Lingerie Shops in the world! Check our Feature in Intima's magazine. Intima is America's only premium magazine fully dedicated to the best lingerie and swimwear.

Valentine's Day Gifts at Expect Lace in Manayunk

Lauren Johnson visited Manayunk and the black-owned business Expect Lace to take a look at some ideas for gifts for Valentine's Day

Business Owners Prepare for a Different Kind of Holiday Season Amid Pandemic | NBC10 Philadelphia

It will be a different kind of holiday season for businesses across our region due to the coronavirus restrictions. NBC10's Matt DeLucia shows us how local b...

The 13 Best Nipple Covers For All Those Complicated Tops

Experts weigh in on the best self-adhesive nipple covers, silicone pasties, and breast tapes to buy right now. Whether you're looking for an everyday lift or a reusable stick-on for an intricate dress, we've found the best that shape and smooth.

THE TEAM
Shaw Lewis
Owner

"Led by a visionary with a degree in Marketing and PR and over 10 years of experience in the intimate apparel industry, Expect Lace thrives under the guidance of a seasoned professional. With a proven track record, the owner has driven success in prominent roles at retailers such as Nordstrom, Tommy John, Tumi, and more. This wealth of experience encompasses all aspects of management, showcasing expertise in strategic planning, consumer engagement, and industry insight. Armed with a comprehensive skill set, the owner's leadership ensures Expect Lace's position as a dynamic force within the lingerie market."

OUR MANAYUNK STORE FRONT EST. 2018
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INSIDE OF OUR MANAYUNK STORE

Philadelphia Location

Opened May 2018
Offering complimentary Bra Fittings in-store
Expect Lace's credentials and notable achievements include a remarkable collection of 50+ 5-star reviews, prestigious awards such as "Best of Philly" and "Best of Intima," and recognition in InStyle magazine. These accolades reflect the brand's unwavering commitment to excellence, industry leadership, and recognition as a trusted source of top-quality lingerie and exceptional customer experiences.
INTENDED USE OF FUNDS | THE LOGO COLLECTION BY EXPECT LACE

Join us in this exciting journey creating "The Logo Collection" where we provide individuals with lingerie that's truly tailored to their needs. Styles offered in XS-4X!

Personalized Design Expertise: Our one-on-one interactions with clients allow us to intimately understand their preferences and body types. This knowledge will be the foundation of our personally designed Logo collection.
Client-Centric Approach: We pride ourselves on our client-centric approach. We understand that each individual has unique needs and preferences when it comes to undergarments. By creating our private label brand, we can tailor our products to better suit our clients, ensuring they have access to undergarments that make them feel comfortable, confident, and empowered.
*Photo listed | Shaw reviewing Sketches of Our Logo Collection
OUR VISION AND PLAN OF EXPANSION

At Expect Lace, our vision is to revolutionize the perception of bra shopping. As an inclusive and multi-brand lingerie retailer, we are dedicated to reshaping the way people approach their intimate apparel needs.

Our business goals are centered around both growth and accessibility. We envision a future where our brand becomes synonymous with exceptional lingerie shopping experiences, not just in a single location but across various regions and online platforms. Our expansion strategy revolves around the concept of micro-locations and robust online stores, which will allow us to effectively reach and serve a diverse clientele while maintaining the personalized touch that sets us apart.

1. Micro Locations for Market Domination:

One of our primary business goals is to establish a presence in multiple large populated cities. We recognize the significance of catering to a diverse range of customers, each with unique needs and preferences. By strategically opening micro-locations in these cities, we aim to make the Expect Lace experience accessible to a wider audience. These micro locations will act as physical hubs for accurate bra fittings, personalized consultations, and hands-on interactions with our products. This physical presence will further solidify our brand's reputation as a go-to destination for lingerie expertise and empowerment.

2. Online Stores for Global Reach:

Complementing our physical expansion, we are dedicated to growing our online presence. The digital landscape offers immense opportunities to connect with customers around the world. Our online stores will showcase our extensive range of sizes, styles, and expertise, enabling customers to shop conveniently from anywhere. This virtual presence not only increases our reach but also serves as a hub for educational content, size guides, and fitting tips, ensuring that customers feel supported even when shopping remotely.

3. Providing Exceptional Customer Experiences:

As we expand, our commitment to delivering exceptional customer experiences remains unwavering. Whether in a micro-location or online, we aim to replicate the personalized service that has become synonymous with Expect Lace. Through detailed size guides, virtual consultations, and responsive customer support, we will ensure that every customer receives the same level of attention and care that sets us apart from larger retailers.

4. Building a Strong Community:

An integral aspect of our expansion is building a strong community of empowered women. Our micro locations will host events, workshops, and gatherings that promote body positivity, self-confidence, and self-care. Through these initiatives, we aspire to create a space where women can connect, share experiences, and uplift one another.

5. Strengthening Brand Loyalty:

By establishing a network of micro-locations and online stores, we aim to cultivate strong brand loyalty. Our focus on accurate fitting expertise, inclusivity, and empowerment will resonate with customers across different locations and backgrounds, fostering a sense of belonging and trust.

9,000 people
Social Media Followers
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
PRIVATE LABEL (IN HOUSE BRAND) PRODUCTION AND MARKETING COST $12,000
Space Build-out, TI AND FIXTURES $46,452
Business Equipment $2,160
Mainvest Compensation $4,388
Total $65,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,133,102	$1,246,412	$1,333,660	$1,400,343	$1,470,360
Cost of Goods Sold	$482,288	$530,516	$567,651	$596,033	$625,834
Gross Profit	$650,814	$715,896	$766,009	$804,310	$844,526

EXPENSES

Rent	$96,000	$96,000	$96,000	$96,000	$96,000
Utilities	$7,200	$7,344	$7,490	$7,640	$7,793
Salaries	$62,453	$71,832	$90,606	$99,666	$109,633
Insurance	$3,000	$3,000	$3,000	$3,000	$3,000
Repairs & Maintenance	$2,000	$2,000	$2,000	$2,000	$2,500
Legal & Professional Fees	$2,000	$2,000	$2,000	$2,000	$2,000
Operating Profit	$478,161	$533,720	$564,913	$594,004	$623,600

This information is provided by EXPECT LACE | Lingerie. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
2021 Income Statement
2022 Balance Sheet
2022 Income Statement

Investment Round Status
Target Raise $65,000
Maximum Raise $124,000
Amount Invested $0
Investors 0
Investment Round Ends November 17th, 2023
Summary of Terms
Legal Business Name VANITY GLAM PHILADELPHIA
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $50,000 invested
1.5×
Investment Multiple 1.38×
Business's Revenue Share 1.3%-2.5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2030
Financial Condition
Historical milestones

Expect Lace has been operating since May, 2018 and has since achieved the following milestones:

Opened location in Philadelphia, PA

Achieved revenue 140% increase in 2022 to LY (2021)

Had numerous big Publications

Historical financial performance is not necessarily predictive of future performance.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Expect Lace's fundraising. However, Expect Lace may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Expect Lace to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Expect Lace operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Expect Lace competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Expect Lace's core business or the inability to compete successfully against the with other competitors could negatively affect Expect Lace's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Expect Lace's management or vote on and/or influence any managerial decisions regarding Expect Lace. Furthermore, if the founders or other key personnel of Expect Lace were to leave Expect Lace or become unable to work, Expect Lace (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Expect Lace and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Expect Lace is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Expect Lace might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Expect Lace is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Expect Lace

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Expect Lace's financial performance or ability to continue to operate. In the event Expect Lace ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Expect Lace nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Expect Lace will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Expect Lace is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Expect Lace will carry some insurance, Expect Lace may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Expect Lace could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Expect Lace's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Expect Lace's management will coincide: you both want Expect Lace to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Expect Lace to act conservative to make sure they are best equipped to repay the Note obligations, while Expect Lace might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Expect Lace needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Expect Lace or management), which is responsible for monitoring Expect Lace's compliance with the law. Expect Lace will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Expect Lace is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Expect Lace fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Expect Lace, and the revenue of Expect Lace can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Expect Lace to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.f

Limited Operating History

EXPECT LACE | Lingerie is a newly established entity and has no history for prospective investors to consider.

This information is provided by EXPECT LACE | Lingerie. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

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